FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of July, 2004

MAX RESOURCE CORP.

(formerly, VANCAN CAPITAL CORP.)

(SEC File No. 0-30780)

Suite 1400 – 400 Burrard Street

Vancouver, B.C. V6C 3G2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

MAX RESOURCE CORP.

Suite 1400 – 400 Burrard Street

Vancouver, B.C.

V6C 3G2

Tel: (604) 689-1749

Fax: (604) 643-1789

July 21, 2004

   TSX-V Symbol: MXR

OTC BB Symbol: MXROF

NEWS RELEASE

Drilling completed at Gold Hill project

MAX Resource Corp. (the “Company”) is pleased to announce completion of the initial drill program on the Gold Hill project in Alaska. Seven core holes were drilled to test the high grade gold values intersected by previous drill hole AUH 16 which contained five feet of 0.46 opt Au, five feet of 0.23 opt Au and five feet of 0.66 opt Au.

The core is currently being split at Alaskan Earth Sciences in Anchorage, Alaska.  American Assay Laboratories of Reno, Nevada will perform the analysis with results expected within four weeks.

The Gold Hill project comprises 3,873 hectares located 200 kilometers south of Fairbanks, Alaska and approximately 20 kilometers west of the Denali Highway and is accessible using hunting roads and trails.

Significant values of gold (2.5 feet of 0.25 ounces per ton) have been found in a sample from the Gold Creek Area. This sample also contained 0.57% copper. Within the same creek, values of tungsten (0.19% WO3) were also found. This area will be tested during the next phase of exploration.

In addition, confirmation assays to verify the previous work done by Amax Exploration have been completed. Drill holes 7, 13, and 16 contained significant values of gold. The assays confirm the previous assays and show the variation in gold numbers within the same sample.

Prior Sample No./ Hole + Footage	Type	Amax Assay		Examination Sample No.	Check Assay
		Au ppm	Au oz/t		Au ppm	Au oz/t
AUH-7 100’-105’	Pulp	6.35	0.1842	106027	3.999	0.117
AUG-7 200’-205’	Pulp	2.473	0.0717	106028	2.396	0.070
AUH-13 250’-255’	Pulp	3.928	0.1139	106029	3.463	0.101
AUH-13 255’-260’	Pulp	2.738	0.0794	106030	2.535	0.074
AUH-16 35’-40’	Pulp	15.94	0.4623	106031	9.864	0.288
AUH-16 170’-175’	Pulp	22.90	0.6641	106032	18.813	0.549

Clancy J. Wendt, P.Geo., serves as the Qualified Person for the project and has reviewed this press release.

On behalf of the Board of Directors of

MAX Resource Corp.

“STUART ROGERS”

Stuart Rogers

President

The contents of this news release have neither been approved nor disapproved by the TSX Venture Exchange.

This News Release includes certain "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk. The following are important factors that could cause MAX’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAX RESOURCE CORP.

Date   July 31, 2004

By:     /s/ Stuart Rogers

Stuart Rogers

Director